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UNITED STATES
SECURITIES AND EXCHANGE COMMI...
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 1 1 2002
318

SEC FILE NUMBER
8- 27120

3/15/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert A. Stanger & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1129 Broad Street
(No. and Street)

Shrewsbury	NJ	07702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Stanger — 732/389-3600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wiss & Company, LLP
(Name — *if individual, state last, first, middle name)*

125 Half Mile Road	Red Bank	NJ	07701-6749
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Robert A. Stanger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert A. Stanger & Co., Inc., as of December 31, ~~19~~ xx 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOANNE UMBRIALE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES DECEMBER 4, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on financial statements and supplemental report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT A. STANGER & COMPANY, INC.
REPORT ON AUDITS

FINANCIAL STATEMENT
DECEMBER 31, 2001

ROBERT A. STANGER & COMPANY, INC.

INDEX



WISS

Accountants.
Consultants.
Solutions.

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

We have audited the accompanying balance sheets of Robert A. Stanger & Company, Inc. as of December 31, 2001 and 2000 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert A. Stanger & Company, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained on Page 8 in the Supplemental Schedules of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2001 and 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wiss & Company

WISS & COMPANY, LLP

Red Bank, New Jersey
February 20, 2002

WISS & COMPANY, LLP • 125 Half Mile Road, Red Bank, NJ 07701 • Tel 732.747.0500 • Fax 732.747.7700 • www.wiss.com
With offices in Livingston, NJ and New York, NY

ROBERT A. STANGER & COMPANY, INC.

BALANCE SHEETS

ASSETS	December 31 2001	December 31 2000
CURRENT ASSETS:		
Cash	$ 318,677	$ 184,173
Investments	56,743	39,264
Accounts receivable - trade	1,238,055	781,392
Accounts receivable - other	91,017	134,535
State income taxes receivable	-	7,710
Deferred state tax asset	10,700	20,000
	1,715,192	1,167,074
LONG TERM ASSETS:		
Furniture and equipment, net of accumulated depreciation	16,714	23,719
TOTAL ASSETS	$ 1,731,906	$ 1,190,793
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable - trade	$ 164,775	$ 14,496
COMMITMENTS		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding	1,500	1,500
Retained earnings	1,565,631	1,174,797
TOTAL SHAREHOLDERS' EQUITY	1,567,131	1,176,297
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,731,906	$ 1,190,793

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

	Year Ended December 31,	
	2001	2000
REVENUE:		
Consulting and related services	$ 4,018,877	$ 4,006,590
Interest income	10,725	6,369
Total Revenue	4,029,602	4,012,959
COSTS AND EXPENSES:		
Salaries	2,267,902	2,871,875
Employee benefits	224,326	219,695
Consultants	474,062	543,755
Office rent	134,201	125,663
Insurance	44,706	32,465
Legal fees	53,899	25,872
Accounting fees	14,875	9,700
Payroll processing fees	4,444	4,719
Travel and conference	74,087	159,360
Telephone	37,734	44,944
Postage	22,611	25,670
Automobile	28,157	24,318
Publications, dues and subscriptions	31,887	26,324
Utilities	12,282	12,829
Office maintenance and supplies	96,615	77,520
Contributions	2,850	10,175
Depreciation	21,034	24,764
Interest	-	977
Advertising	11,086	41,177
Total Costs and Expenses	3,556,758	3,556,758
NET INCOME (LOSS) FROM OPERATIONS BEFORE PROVISION FOR STATE INCOME TAXES	472,844	(268,843)
PROVISION (CREDIT) FOR STATE INCOME TAXES	17,010	(5,000)
NET INCOME (LOSS)	455,834	(263,843)
RETAINED EARNINGS, BEGINNING OF YEAR	1,174,797	1,438,640
SHAREHOLDERS' CONTRIBUTION	-	-
SHAREHOLDERS' DISTRIBUTION	(65,000)	-
RETAINED EARNINGS, END OF YEAR	$ 1,565,631	$ 1,174,797

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	Year Ended December 31, 2000
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH FROM OPERATING ACTIVITIES:	$ 455,834	$ (263,843)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation	21,034	24,764
Deferred taxes	9,300	(5,000)
Changes in operating assets and liabilities:		
Accounts receivable - trade	(456,663)	262,258
Accounts receivable - other	43,518	26,669
State income taxes receivable	7,710	-
Accounts payable	150,279	(29,102)
Due to RASCO Investments	-	(63,750)
Net cash from operating activities	231,012	(48,004)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(14,031)	(7,420)
Change in investments	(17,477)	(4,786)
Net cash from investing activities	(31,508)	(12,206)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholders' distributions	(65,000)	-
NET CHANGE IN CASH	134,504	(60,210)
CASH, BEGINNING OF YEAR	184,173	244,383
CASH, END OF YEAR	$ 318,677	$ 184,173
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest Paid	$ -	$ 977

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE ORGANIZATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of the Organization - Robert A. Stanger & Company, Inc. ("the Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services.

The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

Income Taxes - The Company, at the consent of its shareholder, has elected "S" Corporation status under the Internal Revenue Code. Instead of paying federal corporate income taxes, the shareholder is taxed individually on the Company's taxable income. No provision or liability for federal income taxes has been made.

In addition, the Company elected "S" Corporation status under the laws of the State of New Jersey. State income taxes are provided for on the excess of the corporate tax rate over the shareholder's individual tax rate.

Deferred state income taxes arise primarily from the fact that the Company prepares its financial statements on the accrual basis of accounting and prepares its tax return on the cash basis of accounting.

Investments - The Company records its investments in stock at cost. Investments in partnerships are recorded at cost adjusted for the partnership income/expenses annually.

Furniture and Equipment - Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE AND EQUIPMENT:

Furniture and equipment consists of the following at December 31:

	2001	2000
Furniture and equipment	$250,768	$236,737
Less: accumulated depreciation	234,052	213,018
	$ 16,714	$ 23,719

ROBERT A. STANGER & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INCOME TAXES:

The provision (credit) for income taxes consists of the following components:

	2001	2000
Current taxes	$ 7,710	$ -
Deferred taxes	9,300	(5,000)
	$17,010	$ (5,000)

NOTE 4 - DEFINED CONTRIBUTION PLAN:

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees. The Company made no contributions to the plan for the years ended December 31, 2001 and 2000.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK:

Financial instruments which potentially subject the Company to significant concentrations of credit risk consists principally of cash and accounts receivable.

The Company maintains cash with various financial institutions, which limits exposure to any one institution. At times, cash balances may exceed insured limits.

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of individuals comprising the customers of the Company. No allowance for uncollectible accounts has been provided, as management believes the balance of accounts receivable to be fully collectible.

NOTE 6 - COMMITMENTS:

The Company has entered into a commitment to lease office space from February 1, 2000 on a five-year lease at $126,473 per annum. The lease expires January 31, 2005. The lease agreement allows for an annual rent increase based upon the Consumer Price Index at the end of each yearly anniversary for the term of the lease. The increase in rent shall never be less than 4% or greater than 7%.

The future minimum lease payments required under the lease is as follows:

December 31, 2002	$136,790
December 31, 2003	$142,265
December 31, 2004	$147,955
December 31, 2005	$12,330

ROBERT A. STANGER & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following sets forth the Company's net capital status at December 31:

	2001	2000
Net capital	$152,902	$168,677
Required net capital	$ 10,990	$ 5,000
Net capital in excess of minimum required	$141,913	$163,677
Aggregate indebtedness	$164,775	$ 14,496
Net capital ratio	1.08 to 1	.086 to 1

Regulations of the State of New Jersey require minimum net capital of $10,000.

ROBERT A. STANGER & COMPANY, INC.

SUPPLEMENTAL SCHEDULES OF THE COMPUTATION OF NET CAPITAL (DEFICIENCY) UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2001	December 31, 2000
COMPUTATION OF NET CAPITAL:		
Total capital	$ 1,567,131	$ 1,176,297
Less: non-allowable assets	(1,414,228)	(1,007,620)
Haircuts	-	-
Net Capital	$ 152,903	$ 168,677
AGGREGATE INDEBTEDNESS	$ 164,775	$ 14,496
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
6 2/3% of aggregate indebtedness or $5,000 whichever is greater	$ 10,990	$ 5,000
Net capital in excess of minimum requirements	$ 141,913	$ 163,677
Ratio: Aggregate indebtedness to net capital	1.08	0.086
RECONCILIATION WITH THE COMPANY'S COMPUTATION (Included in Part IIA of Form X-17A-5 as of December 31, 2001 and 2000)		
Net capital, as reported in FOCUS Report Part IIA	$ 152,903	$ 135,919
Year-end Audit Adjustments	-	32,758
Net capital per above	$ 152,903	$ 168,677



WISS

Accountants.
Consultants.
Solutions.

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

In planning and performing our audits of the financial statements of Robert A. Stanger & Company, Inc. (the Company) for the years ended December 31, 2001 and 2000, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13;or (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WISS & COMPANY, LLP • 125 Half Mile Road, Red Bank, NJ 07701 • Tel 732.747.0500 • Fax 732.747.7700 • www.wiss.com
With offices in Livingston, NJ and New York, NY

Because of inherent limitations in internal control or the practices and policies referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the Commission's objectives

This report is intended solely for the information and use of the shareholders, the Commission and other regulatory agencies that rely on Rule 17a-5(g) under Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wiss & Company

WISS & COMPANY, LLP

Red Bank, New Jersey
February 20, 2002